The Australian Gas Light Company
Formed in
New South Wales in
1837 with limited liability

AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Locked Bag 944
North Sydney NSW 2059

Telephone 02 9922 0101
Facsimile 02 9957 3671

9 August 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549

Attention Mr Michael Coco

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO 82-4797

Please find enclosed information that The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9922 8644.

Yours faithfully

L J Fisk
Group Manager Corporate Services
& Company Secretary

SA Call Centre wins major ATA award

13 July 2004

AGL's Adelaide Customer Contact Centre has been commended for its innovative design and supportive work environment by industry group The Australian Teleservices Association (ATA).

The ATA has judged the Eastwood-based Contact Centre the Greenfields Site of the Year in the South Australian division of its national awards, recognising AGL's efforts to create a stimulating and rewarding environment for its 120 Contact Centre employees.

"This ATA award is recognition of the tremendous effort that has gone into creating a workplace environment which enables AGL's staff to continue to provide quality service to our customers," General Manager AGL SA, Sandy Canale said.

"The Eastwood Contact Centre is the key interface between AGL and its customer base so its important that we have an environment which encourages best workplace practices and reinforces our commitment to South Australia."

The new Eastwood Centre, which officially opened in October last year, has set a new benchmark in workplace design for AGL and is now the second largest AGL Customer Contact Centre in Australia.

The ATA Greenfields Site Award category is open to any Contact Centre, which has been established or re-established up to 18 months prior to the awards. The relocation of AGL's SA offices from Keswick to Eastwood made AGL eligible for the award.

The Greenfields award is judged on the quality of a combination of factors including staff values, customer acquisition and retention, workplace management systems and staff motivational initiatives.

"AGL was awarded best Greenfields Site due to its efforts to provide a quality environment which supports its staff and enables them to provide an efficient and friendly service to customers," ATA Executive Director Michael Meredith said.

AGL has been invited to compete in the ATA national awards in Melbourne in September.

Further Enquiries:

Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273

AGL appoints new Secretary and Public Officer

7 July 2004

Mr Mark Johnson, Chairman of The Australian Gas Light Company (AGL) today announced the appointment of Ms Jane McAloon as Secretary and Public Officer of AGL, effective 16 August, 2004.

Ms McAloon replaces Mr Les Fisk who will retire from the company on 17 September, 2004.

Further Enquiries:
Contact: Jane Counsel, Media Relations Manager
Direct: (02) 9921 2352
Mobile: 0416 275 273

9 August 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549

Attention Mr Michael Coco

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO 82-4797

Please find enclosed information that The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9922 8644.

Yours faithfully

L J Fisk
Group Manager Corporate Services
& Company Secretary